UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RD CAPITAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

MCS PLAZA - SUITE 305; 255 PONCE DE LEON AVENUE
(No. and Street)

SAN JUAN,	PR	00917-1903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAMON DOMINGUEZ (787) 282-0303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARBONELL & CO., LLP
(Name – *if individual, state last, first, middle name*)

1654 TULIPAN STREET; URB. SAN FRANCISCO	SAN JUAN	PR	00927
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ramón Domínguez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RD CAPITAL GROUP, INC., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn and subscribed before me by Ramón Domínguez, of legal age, single, President and resident of Dorado, Puerto Rico, in San Juan, P.R., on January 15th, 2021.

Affidavit No. 8235

Signature

President & CEO

Title

Notary Public

PRISCILLA M. SANTIAGO ACOSTA ABOGADA-NOTARIO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECIBO 4U20-00369381

Aff. 8235

Sello

9397
10/06/2020
$5.00

Sello de Asistencia Legal
80004-2020-1006-47380360

M. SANTIAGO ACOSTA ABOGADA-NOTARIO

Financial Statements and Report of
Independent Registered Public
Accounting Firm

RD CAPITAL GROUP, INC.

December 31, 2020 and 2019

Carbonell & Co., LLP
Certified Public Accountants

RD CAPITAL GROUP, INC.
Financial Statements
As of December 31, 2020 and 2019

Table of Contents

Carbonell & Co., LLP

Certified Public Accountants
PO Box 270010
San Juan PR 00928-0010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
RD Capital Group, Inc.
MCS Plaza- Suite 305
255 Ponce de Leon Avenue
San Juan, PR 00917

Opinion on the Financial Statements

We have audited the accompanying balance sheets of **RD Capital Group, Inc.** (the Company) as of December 31, 2020 and 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Telephone: (787) 300-3777 • Fax: (787) 300-3771 • www.carbonellcpa.com

Auditors' Report on Supplementary Information

The Schedule I — Computation of Net Capital under Rule 15c 3-1 of the Securities and Exchange Commission and Schedule II — Reconciliation of Aggregate Indebtedness pursuant to Rule 17a-5 (D)(4) of the Securities and Exchange Commission (the "Schedules") have been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The Schedules are the responsibility of the Company's management. Our audit procedures included determining whether the Schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming our opinion on the Schedules, we evaluated whether the Schedules, including their form and content are presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedule I — Computation of Net Capital under Rule 15c 3-1 of the Securities and Exchange Commission and Schedule II — Reconciliation of Aggregate Indebtedness pursuant to Rule 17a-5 (D)(4) of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditors since 2018.

Carbonell & Co. LLP

San Juan, Puerto Rico
February 2, 2021

License No. LLP- 211
Expires on December 1, 2022

RD CAPITAL GROUP, INC.
Balance Sheets
As of December 31, 2020 and 2019

Assets

	2020	2019
Current assets:		
Cash	$ 98,739	$ 83,534
Accounts receivable, other	291	9,510
Prepaid expenses	5,426	7,593
Total current assets	104,456	100,637
Restricted cash- deposit with clearing house	100,000	100,000
Property and equipment, net	-	-
Deferred tax asset	2,582	-
Total assets	$ 207,038	$ 200,637

Liabilities and Stockholder's Equity

	2020	2019
Current liabilities:		
Accounts and other commissions payable	$ 3,725	$ 3,780
Accrued expenses	43,084	50,369
Income tax payable	61	4,000
Due to stockholder	17,000	30,000
Total liabilities	63,870	88,149
Commitments		
Stockholder's equity		
Common stock; $1 par value,1,000,000 shares authorized,35,000 shares issued and outstanding	35,000	35,000
Additional paid in capital	273,421	273,421
Accumulated deficiency	(165,253)	(195,933)
Total stockholder's equity	143,168	112,488
Total liabilities and stockholders' equity	$ 207,038	$ 200,637

See accompanying Notes to Financial Statements and Report of Independent Registered Public Accouting Firm.

RD CAPITAL GROUP, INC.
Statements of Operations
For the years ended December 31, 2020 and 2019

	2020	2019
Revenues:		
Commissions and fees	$ 770,603	$ 727,936
Interest and other income	60,767	9,624
Total revenues	831,370	737,560
Operating expenses:		
Employee compensation, commissions, payroll taxes and benefits	498,507	401,550
Occupancy costs and office expense	106,144	100,267
Professional and temporary services	26,848	72,974
Communications and postage	20,513	52,629
Travel and entertainment	12,018	27,527
Dues, subscriptions and other registration fees	80,098	33,315
Clearing fees	33,501	21,255
Property, municipal and other taxes	16,100	14,754
Auto	3,837	5,575
Others	5,706	6,171
Total operating costs and expenses	803,272	736,017
Income before income tax benefit (expense)	28,098	1,543
Provision for income tax benefit (expense)	2,582	(4,223)
Net income (loss)	$ 30,680	$ (2,680)

See accompanying Notes to Financial Statements and Report of Independent Registered Public Accouting Firm.

RD CAPITAL GROUP, INC.
Statements of Changes in Stockholder's Equity
For the years ended December 31, 2020 and 2019

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance as of December 31, 2018	$ 35,000	$ 273,421	$ (193,253)	$ 115,168
Net loss	-	-	(2,680)	(2,680)
Balance as of December 31, 2019	35,000	273,421	(195,933)	112,488
Net income	-	-	30,680	30,680
Balance as of December 31, 2020	**$ 35,000**	**$ 273,421**	**$ (165,253)**	**$ 143,168**

See accompanying Notes to Financial Statements and Report of Independent Registered Public Accouting Firm.

RD CAPITAL GROUP, INC.
Statements of Cash Flows
For the years ended December 31, 2020 and 2019

	2020	2019
Cash flow from operating expenses:		
Net income (loss)	$ 30,680	$ (2,680)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Deferred tax assets	(2,582)	-
Net increase or decrease in assets and liabilities:		
Accounts receivable, other	9,218	(9,306)
Prepaid expenses	2,167	(749)
Accounts payable	(54)	(2,305)
Accrued expenses	(7,285)	11,828
Income tax payable	(3,939)	(7,124)
Commissions payable	(13,000)	17,000
Total adjustments	(15,475)	9,344
Net cash provided by operating activities	15,205	6,664
Net change in cash and restricted cash	15,205	6,664
Cash and restricted cash at beginning of years	183,534	176,870
Cash and restricted cash at end of years	$ 198,739	$ 183,534

See accompanying Notes to Financial Statements and Report of Independent Registered Public Accouting Firm.

Note 1. Nature of Business

RD Capital Group, Inc., hereinafter "the Company", is a closely held corporation organized under the laws of the Commonwealth of Puerto Rico on July 26, 1994, and is primarily engaged in rendering brokerage and investment advisory services. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via Pershing LLC (a subsidiary of The Bank of New York Mellon Corporation), a correspondent U.S. based firm who maintains all accounts for their customers.

Note 2. Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform with US generally accepted accounting principles and, as such, include amounts based on judgments, estimates and assumptions made by management that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Following is a description of the more significant accounting policies followed by the Company.

Basis of Presentation

The Company fiscal year ends on December 31st of each year. All year references in these notes to the financial statements, represent fiscal years unless otherwise noted.

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

All of the Company's revenue is recognized at a point in time based on the transfer of control. None of the Company's contracts contain variable consideration and contract modifications if any, are generally minimal. The Company's revenue arrangements generally consist of a single performance obligation to transfer promised services.

The adoption of the FASB ASC-606, Revenue from Contracts with Customers did not have a significant impact on the Company's financial statements. The majority of the Company's revenue arrangements generally consist of a single performance obligation to transfer promised goods or services. Based on the Company's evaluation process and review of its contracts with customers, the timing and amount of revenue recognized previously is consistent with how revenue is recognized under the new standard. No changes were required to previously reported revenues as a result of the adoption.

Note 2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment is recorded at cost and are amortized using the straight-line method over the estimated useful lives on the assets. Leasehold improvements are amortized using the straight line method over the estimated useful life or the remaining lease life, whichever is shorter. Maintenance and repairs are charged to operations when incurred. Betterments and renewals, which substantially increase the life of individual assets, are capitalized. All property and equipment are fully depreciated.

Long-lived Assets

Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of assets to be held and used (the fair value) is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of assets. Assets to be disposed of are reported at the lower of the carrying amount or fair market value less costs to sell.

Cash Equivalents and Statement of Cash Flows

For purposes of the statement of cash flows the Company considers cash in certificates of deposit and all liquid debt instruments purchased with maturity of three months or less, to be cash equivalents. As of December 31, 2020 and 2019, no cash equivalents existed, respectively.

Income Taxes

Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss carry forwards. The effect of deferred taxes for a change in tax rates is recognized in the period that includes the enactment date. Management provides a valuation allowance against the deferred tax assets for amounts which are not considered "more likely than not" to be realized.

The Company follows the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Note 2. Summary of Significant Accounting Policies (continued)

Use of Estimates

In preparing financial statements in conformity with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentration of credit risk only include bank accounts. The Company maintains these accounts at reputable financial institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts.

Deferred Taxes

In accordance with the FASB ASU No. 2015-17, "Income Taxes (Topic 740)-Balance Sheet Classification of Deferred Taxes", the Company reported its deferred tax liabilities and deferred tax assets together as a single noncurrent item on the classified balance sheet. Interest and penalties related to unrecognized tax benefits are included as interest expense and the accrued interest and penalties are included with the tax liabilities.

Adoption of New Accounting Standards

In February 2016, the FASB ASU 2016-02, Leases (Topic 842), for reporting leases, which requires an entity that is a lessee to classify as either finance or operating and to recognize a lease liability and a right-of-use asset for all leases that have a term of greater than 12 months. Leases of 12 months or less will be accounted for similar to existing guidance for operating leases. For public entities, the new standard will be effective for fiscal years beginning after December 31, 2018. The adoption of this standard is not expected to have an impact on Company's financial statements.

Reclassifications

Certain immaterial reclassifications have been made to prior year amounts to conform to the current year presentation.

Note 3. Deposit with Clearing House

This deposit is required by Pershing LLC, the U.S. based firm providing clearing and custodial services for the Company and which maintains all customer accounts. As of December 31, 2020 and 2019, the Company kept a cash deposit balance of $100,000 which was held by Pershing LLC.

Note 4. Property and Equipment

The components of property and equipment are as follows:

	Estimated useful life in years	2020	2019
Furniture and fixtures	5	$ 74,012	$ 74,012
Computer and equipment	5	5,376	5,376
Leasehold improvements	5	12,998	12,998
Less: accumulated depreciation		(92,386)	(92,386)
Property and equipment, net		$ -	$ -

Depreciation expense for the year ended December 31, 2020 and 2019, amounted to $-0-.

Note 5. Retirement Plan

The Company has a defined contribution pension plan, which covers all of its employees that complies with a minimum of 21 years of age and 12 months of service. The resting period to become fully vested is three years of service. Future benefits and contributions to the plan cannot be anticipated since they depend upon investment performance and therefore, cannot be guaranteed. No employer contribution was made for the years ended December 31, 2020 and 2019.

Note 6. Income Taxes

In accordance with FASB ASC Topic 740, the Company accounts for income taxes by providing deferred taxes on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purpose. Deferred income tax expense or benefit is measured by the change in the deferred income tax asset or liability during the year. Deferred tax assets arise from net operating loss carryforwards.

Note 6. Income Taxes (continued)

The provision for income tax benefit (expense) for the years ended December 31, 2020 and 2019, consists of the following:

	2020	2019
Current year income tax benefit (expense)	$ -	$ (4,223)
Increase in deferred tax asset	2,582	-
Income tax benefit (expense)	**$ 2,582**	**$ (4,223)**

As of December 31, 2020, the Company has available $13,958 of unused operating loss carryforwards that may be applied against future taxable income until December 31, 2030.

The provision for income tax shown on the statements of operations differ from the amounts that would result from applying statutory tax rates to income before taxes, because of certain expenses that are not deductible for tax purposes and the effect of the valuation allowance.

As of December 31, 2020 and 2019, the Company does not have unrecognized tax benefits in its financial statements. During the years ended December 31, 2020 and 2019, the Company has not incurred any interest or penalties on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For Puerto Rico income tax purpose, the tax returns essentially remain open for possible examination for a period of four years after the respective filing deadlines of those returns.

In assessing the realizability of the deferred tax asset, the Company considers whether it is more likely than not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax asset are deductible, the Company believes it is more likely than not that the Company will realize the deferred tax asset, net of the existing valuation allowances recorded at December 31, 2020 and 2019. The amount of the deferred tax asset that is considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

Note 7. Lease Commitments

The Company operates in premises, comprising of 1,892 square feet, occupied under the terms of an operating lease agreement until December 31, 2019. Monthly rent under the lease agreement amounted to $4,336. Total rent expense amounted to $53,830 during the years ended December 31, 2020 and 2019, respectively.

Note 8. Related Party Transactions

The Company engaged in transactions with related parties mainly for commissions paid to the stockholder, payments made on behalf of its stockholder, rent expenses, among others. In addition, including in the statements of operations are revenues and expenses resulting from various securities trading activities with related parties, as well as fees for administrative services performed by the Company. The following table sets forth the Company's related party transactions as of and during the years ended December 31, 2020 and 2019:

	2020	2019
Commission revenue - Stockholder	$ 100,038	$ 90,358
Clearing charges resulting from the trading of securities with the stockholder	$ 4,116	$ 3,049
Commission to Stockholder	$ 289,000	$ 228,000
Due to Stockholder	$ 17,000	$ 30,000

Note 9. Supplemental Disclosure of Cash Flows Information

The statement of cash flows classifies changes in cash according to operating, investing and financing activities. The following is supplementary information relating to the statement of cash flows:

Cash paid during the year for:

	2020	2019
Income taxes	$ 12	$ 11,347

Cash and restricted cash at end of years consist of the following.

	2020	2019
Non-restricted cash	$ 98,739	$ 83,534
Restricted cash	100,000	100,000
Total cash and restricted cash shown in the statements of cash flows	**$ 198,739**	**$ 183,534**

Note 10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Furthermore, equity capital may not be withdrawn as cash dividends paid under certain conditions.

Note 10. Net Capital Requirements (continued)

As of December 31, 2020 and 2019, the Company had the following net capital figures (see related Schedule I):

Year	Capital Ratio	Required Net Capital	Net Capital	Excess Net Capital Amount
2020	0.35 to 1	$ 50,000	$ 133,895	$ 83,895
2019	0.61 to 1	$ 50,000	$ 95,385	$ 45,385

Note 11. Supplementary Information

The accompanying Schedules I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Other schedules, such as, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Determination of Reserve Requirements, Information Relating to the Possession or Control Requirements, and Schedule of Segregation Requirements and Funds in Segregation, which are required per SEC Rule 15c3-3 are omitted as being not applicable since, during the years ended December 31, 2020 and 2019, the Company has not had activities that would need to be disclosed on such schedules.

Note 12. Contingencies

The Company, at times, may be involved in litigation relating to matters that arises in the ordinary course of its operations and activities. Such matters are contested by the Company's legal counsel or covered by insurance. It is management and legal counsels' opinion, that the final outcome of such claims and legal proceedings when they arise, will not materially affect the operations of the Company.

In December 2019, a novel strain of Coronavirus disease ("COVID-19") was first reported in Wuhan, China. Later, March 11, 2020, the World Health Organization declared COVID-19 a pandemic. On March 12, 2020, the governor of Puerto Rico declared a State of Emergency leading to a lockdown of non-essential businesses beginning March 16, 2020, until May 31, 2020. The extent of COVID-19's effect on the Company's operation will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict.

Note 13. Evaluation of Subsequent Events

The Company has evaluated subsequent events through February 2, 2021, the date which the financial statements were available to be issued and has determined that there were no events occurring in this period that required disclosure in or adjustments to the accompanying financial statements.

RD CAPITAL GROUP, INC.
SCHEDULE I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commision
December 31, 2020 and 2019

	2020	2019
Net Capital		
Total stockholder's equity	$ 143,168	$ 112,488
Less - non allowable assets		
Petty cash	13	-
Other accounts receivable	291	9,510
Prepaid expenses	8,009	7,593
Total non-allowed assets	8,313	17,103
Less - haircuts on securities		
Contractual securities commitments	960	-
Net capital	**$ 133,895**	**$ 95,385**
Aggregate indebtedness		
Items included in the accompanying balance sheets -		
Accounts and other commissions payable	$ 3,725	$ 3,780
Accrued payroll taxes and withholdings	4,439	6,993
Income and related tax payable	61	4,000
Other accrued expenses	38,646	43,377
Total aggregate indebtedness	**$ 46,871**	**$ 58,150**
Computation of basic net capital requirement		
Minimum net capital requited (aggregate indebtedness ÷ by 15)	$ 3,125	$ 3,877
Minimum dollar net capital requirement	$ 50,000	$ 50,000
Net capital requirement highest of above amounts)	$ 50,000	$ 50,000
Excess net capital (net capital - $50,000)	$ 83,895	$ 45,385
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 73,895	$ 35,385
Ratio: aggregate indebtedness to net capital	0.35 to 1	0.61 to 1
Reconciliation with Company's computation (included in Part IIA Form X-17A-5 as of December 31, 2020 and 2019)		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 133,895	$ 95,385
Net audit adjustments	-	-
Net capital per above	**$ 133,895**	**$ 95,385**

RD CAPITAL GROUP, INC.
SCHEDULE II
Reconciliation of Aggregate Indebtedness Pursuant to Rule 17a-5 (D)(4) of the Securities and Exchenge Commision
December 31, 2020 and 2019

	2020	2019
Reccnciliation with Company's computation (included in Part IIA Form X-17A-5 as of December 31, 2020 and 2019:		
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$ 46,871	$ 58,150
Audit adjustments	-	-
Schedule I	**$ 46,871**	**$ 58,150**